UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Urovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000037453 per share

(Title of Class of Securities)

G9381B 108

(CUSIP Number)

Tsutomu Nakagawa

Senior Director, Global Corporate Strategy

Sumitomo Dainippon Pharma Co., Ltd.

6-8, Doshomachi 2-chome,

Chuo-ku, Osaka 541-0045, Japan

Copies to:

Jonn R. Beeson

Jones Day

3161 Michelson Drive

Suite 800

Irvine, California 92612-4408

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP: G9381B 108	Page: 2 of 10

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G9381B 108	Page: 3 of 10

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,963,263
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,963,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,963,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.4% (1)
14	TYPE OF REPORTING PERSON CO

(1)

All share percentage calculations in this Schedule 13D are based on 31,721,018 Common Shares, $0.000037453 par value per share, of the Issuer (as defined below), issued and outstanding as of November 9, 2020, as disclosed by the Issuer in the Merger Agreement (hereinafter defined).

CUSIP: G9381B 108	Page: 4 of 10

1	NAMES OF REPORTING PERSONS Sumitomo Dainippon Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,963,263
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,963,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,963,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Working capital from Sumitomo Dainippon Pharma Co., Ltd. will be contributed to Sumitovant Biopharma Ltd. for purposes of acquiring additional shares.
(2)

All share percentage calculations in this Schedule 13D are based on 31,721,018 Common Shares, $0.000037453 par value per share, of the Issuer (as defined below), issued and outstanding as of November 9, 2020, as disclosed by the Issuer in the Merger Agreement (hereinafter defined).

CUSIP: G9381B 108	Page: 5 of 10

1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 22,963,263
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 22,963,263
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,963,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.4% (1)
14	TYPE OF REPORTING PERSON OO

(1)

All share percentage calculations in this Schedule 13D are based on 31,721,018 Common Shares, $0.000037453 par value per share, of the Issuer (as defined below), issued and outstanding as of November 9, 2020, as disclosed by the Issuer in the Merger Agreement (hereinafter defined).

CUSIP: G9381B 108	Page: 6 of 10

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by Sumitovant Biopharma Ltd. (formerly known as Vant Alliance Ltd.), a Bermuda exempted company limited by shares (“Sumitovant”) on January 3, 2020, filed jointly by Sumitovant, Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo Chemical”) and Sumitomo Dainippon Pharma Co., Ltd., a Japanese corporation (“Sumitomo Dainippon,” and together with Sumitovant and Sumitomo Chemical, the “Reporting Persons”). The Schedule 13D, as amended by this Amendment No. 1 (the “Schedule 13D”), relates to the Common Shares, par value $0.000037453 per share (“Common Shares”), issued by Urovant Sciences Ltd., a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 1 is being filed jointly by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 4 of this Amendment No. 1 is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

On February 19, 2020, Sumitovant purchased 103,250 Common Shares of the Issuer from certain directors and officers of the Issuer or its affiliate at a purchase price of $13.08 per Common Share, all of which was funded through its working capital.

In addition, on November 12, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sumitovant, Titan Ltd., a Bermuda exempted company limited by shares and wholly owned direct subsidiary of Sumitovant (“Merger Sub”) and, solely for the purposes of providing a guaranty of Sumitovant’s and the Merger Sub’s payment obligations thereunder, Sumitomo Dainippon. The Merger Agreement provides for a transaction in which Merger Sub will merge with and into the Issuer with the Issuer surviving as a wholly-owned subsidiary of Sumitovant (the “Merger”). As a result of the Merger, the outstanding Common Shares of the Issuer that are not already owned by the Reporting Persons will be cancelled in exchange for a cash payment of $16.25 per Common Share. Sumitovant estimates that the aggregate consideration that will be payable under the Merger Agreement to the holders of the Common Shares not already owned by the Reporting Persons and to the holders of various equity-based compensation awards is approximately $211 million. This estimate does not include transaction costs. Upon completion of the Merger, the Common Shares will be de-listed from NASDAQ and that the registration of the Common Shares under Section 12 of the Securities Exchange Act of 1934 will be terminated.

The purpose of the Merger is for Sumitovant to acquire control of, and the entire equity interest in, the Issuer and to cause the Issuer to become a wholly-owned subsidiary of Sumitovant.

Upon completion of the Merger (i) the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Issuer as the surviving corporation, (ii) the officers of the Issuer immediately prior to the effective time of the Merger will be the officers of the Issuer as the surviving corporation, (iii) the memorandum of association will be amended to reflect that the Issuer will become a privately held company, and the Issuer’s bye-laws will be replaced with those of the Merger Sub following completion of the Merger.

CUSIP: G9381B 108	Page: 7 of 10

The transactions provided for in the Merger Agreement are subject to receipt of the approval of (i) holders of 66 2/3% of the Issuer’s outstanding Common Shares (including shares held by the Reporting Persons) and (ii) holders of a majority of the Issuer’s outstanding Common Shares that are not held by the Reporting Persons or their affiliates. The transactions provided for in the Merger Agreement are also subject to additional customary closing conditions relating to the receipt of requisite regulatory approvals, if any, the accuracy of the parties’ representations and warranties, the compliance by the parties with their covenants set forth in the Merger Agreement and the absence of a material adverse effect on the business of the Issuer. Concurrently with the execution of the Merger Agreement, the Issuer and Sumitovant entered into a Voting and Support Agreement, dated as of November 12, 2020, pursuant to which, among other things, Sumitovant agreed to vote the Common Shares that it beneficially owns in favor of the transaction.

Sumitovant anticipates using cash on hand to fund the transaction. The transaction is not contingent on financing.

The foregoing descriptions of the Merger Agreement and the Voting and Support Agreement do not purport to be complete and are subject to, and qualified by reference to, the respective full texts of those agreements, copies of which are attached as exhibits to this Amendment No. 1 and are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented by the addition of the following:

The information contained on each of the cover pages of this Amendment No. 1 and the information set forth in Items 3 and 4 herein are hereby incorporated by reference in their entirety in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by the addition of the following:

The information set forth in or incorporated by reference in Item 3 and Item 4 of this Amendment No. 1 is incorporated herein by reference in its entirety.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description of Exhibit

6.	Agreement and Plan of Merger, dated as of November 12, 2020, by and among Sumitovant Biopharma Ltd., Titan Ltd., Urovant Sciences Ltd., and Sumitomo Dainippon Pharma Co., Ltd. (solely with respect to Section 9.13 of the Merger Agreement).

7.	Voting and Support Agreement, dated as of November 12, 2020, by and between Sumitovant Biopharma Ltd. and Urovant Sciences Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 2020	SUMITOMO CHEMICAL CO., LTD.

	By:	/s/ Yoshiaki Oda
	Name:	Yoshiaki Oda
	Title:	Managing Executive Officer,
Corporate Planning Office

Dated: November 12, 2020	SUMITOMO DAINIPPON PHARMA CO., LTD.

	By:	/s/ Tsutomu Nakagawa
	Name:	Tsutomu Nakagawa
	Title:	Senior Director, Global Corporate Strategy

Dated: November 12, 2020	SUMITOVANT BIOPHARMA LTD.

	By:	/s/ Marianne L. Romeo
	Name:	Marianne L. Romeo
	Title:	Authorized Signatory